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LUSCAR ENERGY PARTNERSHIP
LUSCAR COAL LTD.


                      LUSCAR LTD. TO RECEIVE SETTLEMENT IN
                          COAL CONVEYOR SYSTEM LAWSUIT

EDMONTON, ALBERTA -- DECEMBER 31, 2002 Luscar Ltd. announced today that it has settled a legal dispute relating to the engineering, design, manufacture and commissioning of a coal conveyor system at Line Creek mine in southeastern British Columbia. The dispute has been ongoing since November 1997.

The coal conveyor system was originally purchased for US$10.7 million and it was installed and completed at Line Creek mine by April 1996. Subsequently, Luscar Ltd. was required to replace components and redesign the conveyor. The retrofit was completed in May 1999 and today the coal conveyor system is fully functional.

The settlement agreement provides for the recovery of certain funds paid by Luscar to repair the conveyor. Under the settlement Luscar will receive a total of C$10.1 million by January 31, 2003 in full and final settlement of all issues relating to the coal conveyor system.

Line Creek mine is located 27 km. north of Sparwood, British Columbia and produces bituminous metallurgical and thermal coal for delivery to domestic and international customers.

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For further information contact:
Ernie Lalonde
Luscar Energy Partnership
(416) 934-7655

www.luscar.com